Dynasil
[Logos]

385 Cooper Road
West Berlin, NJ  08091
Phone 856.767.4600
Fax 856.767.6813
info@dynasil.com
www.dynasil.com






                                     April 30, 2010
   BY EDGAR SUBMISSION
   Securities and Exchange Commission
   Washington, DC 20549-4631
   Attention:  Mr. John Hartz
   Attention:  Ms. Mindy Hooker

   Re:        Dynasil Corporation of America
            Form 10-K for the fiscal year ended September 30,
            2009
            Form 10-Q for the quarter ended December 31,
            2009
            File No. 0-27503

   Dear Mr. Hartz and Ms. Hooker:

   On behalf of Dynasil Corporation of America
   ("Dynasil" or the "Company"), please find below responses to the comments provided to Dynasil by the staff of the Commission (the "Staff") in a letter dated March 26, 2010 (the "Letter") relating to Dynasil's Form 10-K for the year ended September 30, 2009 (the "2009 Form 10-K") and Dynasil's Form 10-Q for the quarter ended December 31, 2009 (the "2009 Form 10-Q"). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

   Form 10-K for the fiscal year ended September 30, 2009

   Management's Discussion & Analysis of Financial Condition and
   Results of Operations, Results of Operations, page 9

        1. We note that you attributed essentially all of the changes in your results of operations to your acquisition of RMD. Although we note that this acquisition materially impacted your results, your current disclosures do not adequately explain and analysis your operations. Please revise future annual and quarterly filings to provide a more comprehensive discussion of the underlying factors that impacted your operations. To the extent that multiple factors impacted your results, please quantify them. For example, please better explain why expenses changed relative to their percent of revenues.

  RESPONSE
  Future annual and quarterly filings will include a more in depth discussion of the various factors that impact operations.
        2. We note that you only analyze your results of operations on a company wide basis. Please revise future annual and quarterly filings to also discuss your segments, including the factors that impacted each individual line item comprising your measures of segment profit/loss. Refer to our Release 33-8350.

  RESPONSE

  Dynasil's business breaks down into two segments: (i) optics/photonics products and instruments and (ii) contract research. We have reported our segment results in our Notes to Consolidated Financial Statements. In future annual and quarterly filings, we will include additional segment information in the Management's Discussion & Analysis of Financial Condition and Results of Operations section where material to an understanding of the consolidated information, consistent with the Staff's interpretative guidance set forth in Release 33-8350.

   Liquidity and Capital Resources, page 10
        3. We note your disclosures related to changes in operating cash flows during the periods presented. Please revise future annual and quarterly filings to explain the underlying reasons for material changes in working capital items rather then just quantifying them. For example, in regard to accounts receivable, quantify and discuss changes in days outstanding.

  RESPONSE
  In future annual and quarterly filings, we will include further discussion and analysis of working capital items determined to be material.

        4. We note that management believes that its current cash and cash equivalent balance, along with the net cash generated by operations and credit lines, are sufficient to meet anticipated cash needs for working capital for at least the next 12 months. However, we also note that a significant amount of debt will come due over the next two years. Please tell us and revise future annual and quarterly filings to elaborate on how you expect to repay this debt or if you intend to refinance. Please also include in your disclosures the potential risks and consequences if you are unable to repay or refinance your debt.

  RESPONSE
  At 9/30/09, Dynasil had debt payments due in the following 12 months of $1,749,524 followed quickly with the maturity of a $2,000,000 Note to RMD Instruments on 10/1/2010. At the time, Dynasil had cash of $3,104,778 and available bank line of credit borrowings of $1,215,000. Cash flow provided by operating activities was $2,380,435 in 2009 and $960,950 in 2008 during a significant slowdown in business. Management believed that cash on hand combined with cash from operations along with available lines of credit were sufficient to meet all near term cash requirements including the maturity of the $2,000,000 RMD Instruments Note.

  In future annual and quarterly filings, we will address the Staff's comment with respect to debt repayment obligations in the context of our overall Liquidity and Capital
  Resources discussion.

  Critical Accounting Policies
  Valuation of Long-Lived Assets, Intangible Assets and
  Goodwill, page 13
        5. We note that a goodwill impairment charge could be material to your operations. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and the goodwill for those reporting units, either individually or in the aggregate, could materially impact your operations or equity, please provide the following information in future filings:
        . Identify each such reporting unit and its corresponding reportable segment;
        . Disclose the amount of goodwill allocated to each such reporting unit;
          . Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test for each such reporting unit;
          . Describe the methods and key assumptions that drive the estimated fair values of each such reporting unit and explain how they were determined;
          . Discuss the uncertainties associated with the key assumptions for each such reporting unit. For example, to the extent that key assumptions materially deviate from historical results, discuss those assumptions and the rationale for the deviations; and
          . Discuss any potential events, trends and/or changes in circumstances that could have a negative effect on the estimated fair value of each such reporting unit.
       If you have determined that estimated fair values substantially exceed carrying values for any or all of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us your proposed future disclosures.

  RESPONSE
  We will provide the information described above in our future filings, to the extent that any of our reporting units have estimated fair values that are not substantially in excess of their carrying values and the goodwill for those reporting units, either individually or in the aggregate, that could materially impact our operations or equity. The following represents a revision to our Critical Accounting Policies that will be included in future filings:

  "The Company generally performs its annual impairment testing of goodwill during the fourth quarter of its fiscal year, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The Company tests impairment at the reporting unit level using the two-step process. The Company's primary reporting units tested for impairment are RMD Research, which comprises our Contract Research segment and RMD Instruments, which is a component of our Optics/Phontonics Products and Instruments segment.

  Step one of our impairment testing compares the carrying value of a reporting unit to its fair value. The carrying value represents the net book value of the net assets of the reporting unit or simply the equity of the reporting unit if the reporting unit is the entire entity. If the fair value of the reporting unit is greater than its carrying value, no impairment has been incurred and no further testing or analysis is necessary. The Company estimates fair value using a discounted cash flow methodology which calculates fair value based on the present value of estimated future cash flows. Estimating future cash flows requires significant judgment and includes making assumptions about projected growth rates, industry-specific factors, working capital requirements, weighted average cost of capital, and current and anticipated operating conditions. Assumptions by management are necessary to evaluate the impact of operating and economic changes. The Company's evaluation includes assumptions on future growth rates and cost of capital that are consistent with internal projections and operating plans. The use of different assumptions or estimates for
  future cash flows could produce different results.    The
  Company regularly assesses the estimates based on the actual performance of our reporting units.

  If the carrying value of a reporting unit is greater than its fair value, Step two of the impairment testing process is performed to determine the amount of impairment to be recognized. Step two requires the Company to estimate an implied fair value of the reporting unit's goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. An impairment then exists if the carrying value of the goodwill is greater than the goodwill's implied fair value."
  With respect to the Company's annual goodwill impairment testing performed during the fourth quarter of fiscal year 2009, Step one of the testing determined the estimated fair values of the reporting units each exceeded their carrying values by over 20%. Accordingly, the Company concluded that no impairment had occurred and no further testing was necessary.

   Consolidated Financial Statements
   Note 1  Summary of Significant
   Accounting Policies Business
   Acquisition   RMD, page F-7
        6. Please tell us and disclose in future filings how you determined the per share value of the shares you issued to acquire RMD and how that value was determined, including how it related to your market price per share when the acquisition occurred.

  RESPONSE
  The number of shares was fixed by an agreement signed 12/18/07 and the closing price of the stock was $1.55 per share as of the previous day. The closing price of the stock ranged from $1.55 at the time the agreement was signed to $2.19 at the time the acquisition closed on 7/1/08. This disclosure will be provided in future filings as long as comparative statements are reported.

   Impairment of Long-Lived Assets, page F-10
        7. We note your disclosure that "Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to discounted future net cash flows to be generated by the assets." We note a similar disclosure on page 13 under Critical
        Accounting Policies. Please tell us how your disclosed policy complies with ASC Topic 360-10-35-17. To the extent that you intend to clarify or revise your policy in future filings, please provide us your proposed disclosures.

  RESPONSE
   As stated in ASC Topic 360-10-35-17, "the carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group)." The use of discounted cash flows are a method for determining fair value if the determination is made that the asset is impaired. The reference to "discounted" future cash flows should be to "undiscounted" cash flows, and will be revised in future filings. See
   Item 10 for our proposed revised disclosures.

  Goodwill and Other Intangible Assets, page F-10
        8. Your disclosures indicate that you perform annual impairment tests that compare fair values to reported values for goodwill and intangible assets. We note similar disclosures on page 13 under Critical Accounting Policies. Based on your current disclosures it is not clear to us how your impairment policies for goodwill and intangible assets comply with ASC Topics 350-20-35, 350-30-35 and 360-10-35 based on the specific nature of the asset being tested. Please tell us how your policies are appropriate and comply with GAAP. To the extent that you intend to clarify or revise your policies in future filings, please provide us your proposed disclosures.


  RESPONSE
  After reviewing our disclosures, we agree that clarification is necessary to show how our impairment policies for goodwill and intangible assets comply with the ASC Topics referenced above. See Item 10 for our proposed revised disclosures.

        9. You indicate that you acquired various intangible assets. Please tell us the amount you allocated to each specific intangible asset you acquired. For indefinite lived intangible assets, please explain to us how you determined they have an indefinite life.
        For definite lived intangible assets, please tell us their life and explain to us how you determined the useful life. Also, please explain to us how you assess each specific intangible asset for impairment.

  RESPONSE
  See Item 10 for our proposed revised disclosures.

        10. Please revise future filings to provide all the disclosures required by ASC Topics 350-2050 and 350-
        30-50. Please provide us your proposed future disclosures.

  RESPONSE
  Upon review of the various ASC Topics referenced above and in response to Items 7. 8. and 9, our future filings will be revised to clarify our policies and disclosures with respect to goodwill, intangible assets and impairment of long-lived assets. In addition, disclosures related to deferred financing costs will be segregated and included in Note 1 - Summary of Significant Accounting Policies.

  The following represents our proposed revised disclosures.

       Note 1 - Summary of Significant Accounting Policies

  Goodwill

  Goodwill and intangible assets which have indefinite lives are subject to annual impairment tests. We test goodwill by reviewing the carrying value compared to the fair value at the reporting unit level. Fair value for the reporting unit is derived using the income approach. Under the income approach, fair value is calculated based on the present value of estimated future cash flows. Assumptions by management are necessary to evaluate the impact of operating and economic changes and to estimate future cash flows. Our evaluation includes assumptions on future growth rates and cost of capital that are consistent with internal projections and operating plans.
  Goodwill is comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. There were no indefinite-lived intangible assets identified as part of the business acquisition. Goodwill is not amortized but is reviewed for impairment annually and more frequently if events or changes in circumstances indicate that the asset might be impaired. If an impairment exists, a loss is recorded to write-down the value of goodwill to its implied fair value. The Company performed the annual impairment test for these assets during the fourth quarter of the fiscal year ended September 30, 2009. No goodwill impairment charge was recorded in the years ended September 30, 2009 and 2008.

  Intangible Assets

  The Company's intangible assets consist of an acquired customer base of Optometrics, LLC, acquired customer relationships and trade names of RMD Instruments, LLC, and acquired backlog and know how of RMD, Inc. The Company amortizes its intangible assets with definitive lives over their estimated useful lives, which range from 5 to 15 years, based on the time period the Company expects to receive the economic benefit from these assets. No impairment charge was recorded in the years ended September 30, 2009 and 2008 related to intangible assets.

  Impairment of Long-Lived Assets

  The Company's long-lived assets include property, plant and equipment and intangible assets subject to amortization. The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition. If the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. With the significant economic downturn during fiscal 2009, the Company concluded that impairment indicators existed. As a result, the Company reviewed its long-lived assets and determined there was no impairment during the year ended September 30, 2009.

  Deferred Financing Costs

  Deferred Financing costs, net of $64,637 and $81,136 at September 30, 2009 and 2008 include accumulated amortization of $33,719 and $17,220, respectively. Amortization expense for the years ended September 30, 2009 and 2008 was $16,499 and $8,127.

  Note 4 - Goodwill and Intangible Assets
  There was no change in the carrying value of goodwill during the years ended September 30, 2008 and 2009.
  Intangible assets at September 30, 2009 and 2008 consist of the following:

          September 30, 2009	 Useful
                                 Life (Years)	Gross     Amount	Accumulated
                                                                        Amortization
          Acquired Customer Base   5 - 15	        $  6,996,475	 $   601,356
          Know How	            15                       512,000          42,667
          Trade Names	            15                       219,000          18,250
          Backlog	            15                       182,000          15,167
	                                                $  7,909,475     $   677,440


          September 30, 2008	 Useful
                                 Life (Years)	Gross     Amount	Accumulated
                                                                        Amortization
          Acquired Customer BasE   5 - 15               $  6,996,475     $   127,001
          Know How	            15                       512,000           8,533
          Trade Names	            15                       219,000           3,650
          Backlog	            15                       182,000           3,033
		                                        $  7,909,475     $   142,217


  Amortization expense for the years ended September 30, 2009 and 2008 was $535,223 and $142,217. Estimated amortization expense for each of the next five fiscal years is $535,000 per annum.

  Earnings Per Share, page F-12
        11. Given the significance of your preferred stock dividends, please revise future annual and quarterly filings to disclose preferred dividends and net income applicable to common shareholders on the face of your statements of operations pursuant to SAS Topic 6:B.

  RESPONSE
  In future annual and quarterly filings, we will disclose preferred dividends and net income applicable to common shareholders on the face of our statement of operations pursuant to SAS Topic 6:B.

  Note 7   Stockholders' Equity, page F-19
        12. We note your issuances of convertible preferred shares. In future filings, please include a discussion of your accounting policy for these convertible shares. Also, please tell us how you evaluated whether these securities included a beneficial conversion feature.

  RESPONSE
  The Company considers the provisions of EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" when accounting for the issuance of convertible preferred shares. These provisions did not apply to the Company's convertible preferred stock when issued because the stock issued was convertible to common stock at or above the then current market price of the Company's common stock and therefore, there was no beneficial conversion feature. Future filings will include a discussion of our accounting policy for convertible shares.

   Note 13   Segment Reporting, page F-24
        13. In future filings, for each period presented, please disclose revenue by product type (by application) as required by ASC Topic 280-10-50-40 and information about major customers as required by ASC Topic 280-10-50-42. Additionally, in future filings, please disclose goodwill by reportable segment as required by ASC Topic 350-20-50-1 either here or in your goodwill footnote.

  RESPONSE
  Our future filings will disclose revenue by product type as required by ASC Topic 280-10-50-40, information about major customers as required by ASC Topic 280-10-50-42, and goodwill by reportable segment as required by ASC Topic 350-20-50-1. For the year ended September 30, 2009, goodwill by reportable segment was $4,754,825 for our Contract Research segment and $6,299,571 for our Optics/Photonics Products and Instruments segment.

  Exhibit 31
        14. In all future annual and quarterly filings, please revise your certifications to use the exact language required, including the language required in the forepart of paragraph four regarding "internal controls over financial reporting". Please refer to
        Item 601 of Regulation S-K.

  RESPONSE
  In all future annual and quarterly filings, our certifications will be revised to insert the exact language referenced in Item 601 of Regulation S-K that was inadvertently omitted from our recent filings.
  Specifically, the forepart of paragraph 4 will be modified to include the exact language as follows:

  "The smaller reporting company's other certifying officer
  (s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15f-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15 (f) and 15d - 15 (f)) for the smaller reporting company and have:"

  Form 10-Q for the period ended December 31, 2009
  Consolidated
  Financial Statements

  Note 6   Equity,
  page 9
        15. We note your disclosure that certain shares of common stock you issued to acquire RMD may be required to be repurchased during a two year period starting July 1, 2010. It is not clear to us how and where these shares are recorded in your financial statements or why the repurchase terms of these shares was not disclosed in your Form 10-K. Please explain to us how you are accounting for theses shares. If you have included them in permanent equity, please explain to us why you believe your classification is appropriate based on your potential repurchase obligation.

  RESPONSE
  The shares of common stock issued to acquire RMD are included in permanent equity. Under the RMD acquisition agreements, the holders of the shares have the right to require the company to repurchase up to 1,000,000 shares of common stock, at $2.00 per share, for the period from July 1, 2010 until June 30, 2012, or to issue a promissory note in lieu of such repurchase until such repurchase is consummated. Management made the assessment that the classification as permanent equity was appropriate given the substantial difference between the put price of $2.00 as compared to the market price of the stock. Since 12/31/09, the closing market price of Dynasil stock has consistently exceeded $2.00 per share with a range of $2.32 - $2.85.
                         * * * *

       In response to the Staff's request, the Company acknowledges that:
          . the company is responsible for the adequacy and accuracy of the disclosure in their filings;
          . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and . the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If you require additional information, please telephone the undersigned at 607-272-3320 x33.



                                        Sincerely,
                                        Richard A. Johnson
                                        Chief Financial
                                        Officer


       cc:  Matthew J. Gardella
            Edwards Angell Palmer & Dodge LLP